UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release – Regencell Bioscience Holdings Limited Announces At-the-Market Offering of Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

[Signature Page to Form 6-K]

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